April 17, 2007

Office of Registration and Reports

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	EQ Advisors Trust (the “Trust”)
File No. 811-07953/333-17217

To the Staff of the Commission:

Enclosed for filing on behalf of the Trust are the following documents:

1	a copy of the original Fidelity Bond Binder for Policy #007134290 (the “Bond”) which reflects the Trust’s aggregate coverage under the Bond of $25,000,000 effective as of 12:01 a.m. April 11, 2007 through 12:01 a.m. on April 11, 2008. (Exhibit A)

2	a copy of the resolutions adopted at a meeting of the Board of Trustees of the Trust held on March 6-7, 2007 at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended, approved the fidelity Bond for the Trust, AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC, effective as of April 11, 2007 and payment of the premium for the insurance coverage. (Exhibit B)

3	A copy of the Amended and Restated Fidelity Bond Sharing Agreement with amendments. (Exhibit C)

As soon as we receive the Fidelity Bond from the underwriter we will forward it to you.

The Trust is maintaining a joint insured bond in the amount of $25,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1 and the premium for this policy has been paid for the extended period of April 11, 2007 through April 11, 2008. If the Trust had not entered into a joint insured bond, it would have maintained a single insured bond in the same amount of $25,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1.

Sincerely,

/s/ Paras Charalambous

cc: Patricia Louie	Senior Legal Assistant